TRANSMISSÃO PAULISTA

RECEIVED

2008 MAR 19 A 11:17

Data *São Paulo, March 14, 2008*

Ref.CT/FR/00676/2008

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

08001363

Gentleman/Madam:

We are enclosing copies of the: (i)Notice to Shareholders issued on March 10, 2008 in Brazil, and (ii) Minutes of the 173rd Board of Directors Meeting issued on March 13, 2008 in Brazil regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Erika Dias and Juliana Dager
The Bank of New York Mellon Depositary Receipts

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on March 10, 2008, approved the distribution of interest on its own capital.

The payment will begin on April 18, 2008, at the rate of R$ 0.412171 per share.

In Brazil the shares traded until March 31, 2008 get the right to receive this interest on its own capital.

This payment will be included in compulsory dividends, according to current law.

For further information please contact:

Investor Relations
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: 5511.3138.7215 - Fax: 5511.3151.5744
E-mail: ri@cteep.com.br

São Paulo, March 10, 2008

Eduardo Feldmann Costa
Chief Financial Officer

TRANSMISSÃO PAULISTA

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ/MF 02.998.611/0001-04
NIRE 35300170571

MINUTES OF THE ONE HUNDRED AND SEVENTY-THREE BOARD OF DIRECTORS MEETING

On the 10th (tenth) day of the month of March 2008, at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 – 9th floor, in the city and state of São Paulo in the presence of the directors Luis Fernando Alarcón Mantilla - Chairman, Fernando Augusto Rojas Pinto - Vice-chairman, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera and Rogério da Silva, that appreciated, according to the proposals submitted to this Board, and approved by the majority of the members the following items: **(i) Approval of the Minutes of the 172nd Board of Directors Meeting; (ii) Approval of the implementation of the Telecommunication System Improvement Plan, including the capital expenditures in CTEEP's Budget; (iii) Approval of the signature of IENE – Interligação Elétrica Norte e Nordeste S.A. concession contract including the ensue obligations such as: first capital expenditure in an amount of R$ 17.0 millions in 2008; input of this amount in CTEEP's Budget; and corporate guarantees needed to the Guarantees of Short and Long-term Loans Insurance (private banks and BNDES); (iv) Approval of the Corporate Risks Categories and of the Probability and Severity Evaluation Scales; (v) Approved the Credit of Interest on its Own Capital to the Company's shareholders on March 31, 2008, ex-right in Brazil at April 1st, 2008 at a total amount of R$61,530,961.75, which corresponds to R$0.412171, gross, per share, to be included in compulsory dividends in accordance with the Corporate Law and the Company's Bylaws to be paid on April 18, 2008; (vi) Approval of the incorporation of ISA Group Social Policy by CTEEP; and (vii) Approval of the incorporation of ISA Group Supply Policy by CTEEP.** I hereby certify that these minutes are an exact copy of the original minutes drafted to the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, March 10, 2008

Maria Ignez Mendes de Vinhaes da Costa
Secretary

END